Exhibit 99.1

RESPONSES TO QUERIES IN RESPECT OF THE COMPANY’S

ANNUAL GENERAL MEETING TO BE HELD ON OCTOBER 14, 2026

The Board of Directors (the “Board”) of Primech Holdings Ltd. (Nasdaq: PMEC) (“Primech” or the “Company”) refers to the questions received from Mr. Zhang Youwei in relation to the Company’s Annual General Meeting to be held on October 14, 2026 at 9:00 P.M. Singapore time at 60 MacPherson Road, Siemens Centre, #04-08, Singapore 348615 (the “AGM”).

The Company sets out below its responses to the substantial and relevant questions received. Where questions overlap or are closely related, they have been consolidated, summarised and, where appropriate, rephrased for clarity.

Question 1

What role did Mr. Zhang Youwei play in developing the Hytron autonomous cleaning robot?

Company’s response to Question 1:

Mr. Zhang Youwei (“Mr. Zhang”) is the former Chief Technology Officer of Primech AI Pte. Ltd. (“Primech AI”).

As disclosed in the Company's announcement on September 24, 2026, Mr. Zhang is the defendant in proceedings brought by the Company and Primech AI in the General Division of the High Court of the Republic of Singapore in which Mr. Zhang has filed a defence and counterclaim (the “Proceedings”). The Company does not consider it appropriate to comment on this question while the Proceedings are ongoing. Moreover, Mr. Zhang’s role is different to that of Mr. Kin Wai Ho and is not relevant to Proposal 11 in the Proxy Statement and Notice of Annual General Meeting of Shareholders of the Company.

Question 2

Before or during Hytron’s development, did Primech, Primech AI or any related entity (a) purchase a toilet-cleaning robot developed by a third party; or (b) use robot technology or intellectual property developed or owned by a third party before Primech AI was incorporated? If so, does this include the pre-existing intellectual property referred to in the Company’s announcement dated September 24, 2026, and was it used in developing Hytron?

Company’s response to Question 2:

Similar to the Company’s response to Question 1, these questions also relate to the ongoing Proceedings and are not relevant to Proposal 11. The Company does not consider it appropriate to comment on these questions while the Proceedings are ongoing.

Question 3

With reference to Proposal 11 in the Proxy Statement and Notice of Annual General Meeting of Shareholders of the Company, reference is made to Primech AI’s “substantial revenue growth”. Please quantify Hytron’s production and commercial performance to date, including the number of units produced, sold, leased and deployed, the number of paying customers, and the revenue generated and contracted.

Company’s response to Question 3:

As disclosed in the Company’s Form 20-F filed on July 29, 2026, the Company commenced selling and leasing cleaning robots in the financial year ended March 31, 2026 and reports this business as its Robotic segment. For that financial year, the Robotic segment recorded revenue of approximately USD 12,000.